Exhibit 99.1

Theratechnologies Announces Filing of Special Meeting Materials and Receipt of Interim

Order in Relation to its Acquisition by CB Biotechnology, an Affiliate of Future Pak

•

Shareholders stand to receive a significant and attractive cash premium, as the purchase price of US$3.01, with a contingent value right for potential additional aggregate payments of up to US$1.19 per share, represents a compelling premium of 216% to the closing price on the Nasdaq on April 10, 2025, the date prior to the announcement of Future Pak’s initial non-binding proposal.

•	Board unanimously recommends shareholders vote “FOR” the Arrangement.

•	Shareholders are encouraged to review the circular carefully and submit their proxies in advance of the proxy voting deadline of 10:00 a.m. (Eastern time) on September 10, 2025.

•	Visit www.theratech.com for more information.

•	Questions or require voting assistance? Contact Laurel Hill Advisory Group at 1-877-452-7184 or email assistance@laurelhill.com.

Montreal, Canada – August 18, 2025 – Theratechnologies Inc. (“Theratechnologies” or the “Company”) (TSX: TH) (NASDAQ: THTX) announced today that it has filed and is in the process of mailing the management proxy circular (the “Circular”) and related materials in connection with its special meeting (the “Meeting”) of shareholders of the Company (the “Shareholders”) to be held in a hybrid format on Friday, September 12, 2025 at 10:00 a.m. (Eastern time) in connection with its previously announced transaction to be acquired by CB Biotechnology, LLC (the “Purchaser”), an affiliate of Future Pak, LLC (“Future Pak”), a privately held contract manufacturer, packager and distributor of pharmaceutical and nutraceutical products.

Details of the Arrangement and Receipt of the Interim Order

The Meeting has been called to consider and, if deemed advisable, to pass, with or without variation, a special resolution (the “Arrangement Resolution”) approving a statutory plan of arrangement (the “Arrangement”) involving the Company and the Purchaser.

Pursuant to the Arrangement, the Purchaser will acquire all the issued and outstanding common shares of the Company (the “Shares”) for a price of US$3.01 per Share in cash (the “Cash Consideration”) plus (1) one contingent value right per Share to be issued by the Purchaser (a “CVR” and together with the Cash Consideration, the “Consideration”), less any applicable withholdings. The CVRs provide the right to additional aggregate cash payments of up to US$1.19 per CVR if certain Company milestones as described in the Circular are achieved.

The Company has been granted an interim order (the “Interim Order”) from the Superior Court of Québec (Commercial Division) (the “Court”) authorizing various matters, including the calling and holding of the Meeting and the mailing of the Circular and related materials and other matters related to the conduct of the Meeting.

Board Recommends Shareholders Vote FOR the Arrangement

The entering into of the arrangement agreement (the “Arrangement Agreement”) dated July 2, 2025 among the Purchaser, Future Pak and the Company is the result of the sale process previously announced by the Company that was led by a special committee of independent directors of the Company (the “Special Committee”), advised by independent legal and financial advisors, and extensive arm’s length negotiations conducted between the Company and Future Pak and their respective advisors. The Special Committee, after receiving fairness opinions from Barclays Capital Inc. (“Barclays”) and Raymond James Ltd. (“Raymond James”), and upon the consideration of a number of other factors, has unanimously determined that the Arrangement is in the best interests of the Company and is fair to the Shareholders, and recommends Shareholders to vote in favour of the Arrangement at the Meeting.

The board of directors of the Company (the “Board”), after careful consideration, and after consulting with outside legal and financial advisors and having taken into account a number of factors and matters it considered relevant, as well as the unanimous recommendation from the Special Committee, unanimously determined that the Arrangement is in the best interests of the Company and is fair to its Shareholders, and unanimously recommends that Shareholders vote FOR the Arrangement at the Meeting.

Reasons to vote FOR the Arrangement include:

•

Thorough Targeted Market Checks. In 2023, amidst efforts by the Company to find commercial partners to achieve its strategic plan and to secure potential new financing sources, a number of third parties expressed an interest in acquiring the Company. The Board undertook a targeted market check to pursue a strategic transaction for the acquisition of the Company, which ran from February 2024 to July 2024 and was ultimately terminated due to unsatisfactory prices being offered. In the second half of 2024, the Company received certain written and/or verbal indications of interest from third parties, which prompted the formation of the Special Committee and further engagement with five potential acquirors, though no offers materialised. Following a months-long process with a potential acquiror that led to an uncompelling final offer, the Company re-engaged with two counterparties (including Future Pak) and launched an open and non-exclusive sale process, contacting 20 potential bidders and receiving four unsolicited inquiries. This process resulted in two final offers, including one from Future Pak. These efforts reflect a thorough and deliberate approach to exploring strategic alternatives prior to signing the Arrangement Agreement.

•

Consideration is a Substantial and Compelling Premium. The Consideration (assuming maximum payment of the CVR) represents a substantial and compelling premium of 216% to the closing price on the Nasdaq Capital Market (“Nasdaq”) on April 10, 2025, the date prior to the announcement of Future Pak’s initial non-binding proposal, and of 165% to the 30-day volume weighted average share price for the period ending on April 10, 2025.

•

Best Possible Terms from Purchaser. The Special Committee and the Board concluded, after extensive negotiations and on financial and legal advice, that the terms and conditions in the Arrangement Agreement, including in respect of the Consideration to be paid to Shareholders pursuant thereto, are the best that could be obtained from Future Pak.

•

Limited Capacity to Finance Growth via Public Markets. Capital market financings by Nasdaq-listed biopharmaceutical micro-cap companies continue to be challenging with the low trading volume of the Shares being a deterrent to potential new institutional investors and the historically undervalued trading price of the Shares further exacerbates the challenges faced.

•

Cash Consideration; Immediate Liquidity. The Cash Consideration to be received by the Shareholders under the terms of the Arrangement Agreement will be paid entirely in cash and provides Shareholders with certainty, immediate value and liquidity for their investment.

•

Opportunity to Receive Additional Cash Payments under the CVRs. The Consideration includes a CVR tied to the value received through the EGRIFTA and Trogarzo franchises, as further described in the Circular, with a maximum payment of US$65 million, provides Shareholders with an opportunity to receive future cash payments of up to US$1.19 per Share.

•

Fairness Opinions. Barclays, as exclusive financial advisor to the Company and the Special Committee and Raymond James, as independent financial advisor to the Special Committee, have determined in their respective fairness opinion and subject to the assumptions, limitations, qualifications and other matters respectively set forth therein, that the Consideration to be received by the Shareholders pursuant to the Arrangement is fair, from a financial point of view, to such Shareholders.

In the event that the Arrangement is not completed, the trading price of the Shares could decline significantly to levels at or below those experienced before April 11, 2025, the announcement date of Future Pak’s initial non-binding proposal.

Support and Voting Agreements and Significant Shareholder Support

Senior officers and directors of the Company who together own or exercise control or direction over an aggregate of 524,266 Shares, representing in the aggregate approximately 1.14% of the Company’s outstanding Shares, have entered into support and voting agreements with the Purchaser under which they have agreed, among other things, to vote their Shares in favour of the Arrangement Resolution and against any resolution submitted by any other person that is inconsistent with the Arrangement.

Soleus Capital Master Fund, L.P., holding 10.4% of the outstanding Shares, has informed the Board that it is supportive of the Arrangement and intends to vote in favour of the Arrangement Resolution absent a material change in circumstances.

Details of the Meeting

The Meeting will be held in a hybrid format on Friday, September 12, 2025 at 10:00 a.m. (Eastern time), in person at the offices of Fasken Martineau DuMoulin LLP located at 800 Square Victoria, Suite 3500, Montreal, Québec, Canada and virtually via live audio webcast at https://meetnow.global/MDUWLGW. The record date for determining Shareholders entitled to receive notice of and vote at the Meeting has been fixed as the close of business on August 13, 2025.

Shareholders should review the Circular, which describes, among other things, the background to the Arrangement as well as the reasons for the determinations and recommendations of the Special Committee and the Board. The Circular contains a detailed description of the Arrangement and includes additional information to assist in considering how to vote at the Meeting. Shareholders are urged to read this information carefully and, if they require assistance, are urged to consult their financial, legal, tax or other professional advisors.

To be effective, the Arrangement Resolution, the full text of which is outlined in Appendix C of the Circular, must be approved by: (i) at least 66 2⁄3% of the votes cast thereon by the holders of Shares present in person or virtually or represented by proxy at the Meeting, and (ii) at least a majority of the votes cast thereon by the holders of Shares present in person or virtually or represented by proxy at the Meeting, excluding Shares held by Shareholders required to be excluded pursuant to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (collectively, the “Required Shareholder Approval”).

Copies of the plan of arrangement relating to the Arrangement and the Arrangement Agreement are available under the Company’s issuer profile on SEDAR+ at www.sedarplus.ca, on EDGAR at https://www.sec.gov/edgar/search and on the Company’s website at www.theratech.com.

Vote Today FOR the Arrangement Resolution

Your vote is important regardless of the number of Shares you own. If you are unable to be present at the Meeting, we encourage you to submit your proxy or voting instruction form, so that your Shares can be voted at the Meeting in accordance with your instructions. To be counted at the Meeting, votes must be received by the Company’s transfer agent, Computershare Investor Services Inc., no later than 10:00 a.m. (Eastern time) on September 10, 2025, or, if the Meeting is adjourned or postponed, at least 48 hours (excluding Saturdays and holidays) prior to the commencement of the reconvened Meeting.

Shareholder Questions and Assistance

Shareholders who have questions about the information contained in the Circular or require voting assistance may contact the Company’s proxy solicitation agent and shareholder communications advisor:

Laurel Hill Advisory Group

North American Toll-Free: 1-877-452-7184

Outside North America: 1-416-304-0211

E-mail: assistance@laurelhill.com

Questions on how to complete your letter of transmittal should be directed to Computershare Investor Services Inc. by telephone toll-free in North America at 1-800-564-6253 or outside of North America at 1-514-982-7555 or by email to corporateactions@computershare.com.

About Theratechnologies

Theratechnologies (TSX: TH) (NASDAQ: THTX) is a specialty biopharmaceutical company focused on the commercialization of innovative therapies that have the potential to redefine standards of care. Further information about Theratechnologies is available on its website at www.theratech.com, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Follow Theratechnologies on LinkedIn and X.

About Future Pak

Founded in 1977 and headquartered in Wixom, Michigan, Future Pak, along with its affiliates, is a privately held contract manufacturer, packager and distributor of pharmaceutical and nutraceutical products. Future Pak operates across retail, specialty and institutional markets, leveraging its robust infrastructure and partner network to deliver quality-first, patient-centric solutions.

Forward-Looking Information

This press release contains forward-looking statements and forward-looking information (collectively, “Forward-Looking Statements”), within the meaning of applicable securities laws, that are based on our management’s beliefs and assumptions and on information currently available to our management. You can identify Forward-Looking Statements by terms such as “may”, “will”, “if”, “should”, “could”, “promising”, “would”, “outlook”, “believe”, “plan”, “envisage”, “anticipate”, “expect” and “estimate”, or the negatives of these terms, or variations of them. The Forward-Looking Statements contained in this press release include, but are not limited to: the proposed Arrangement, including the proposed timing and various steps contemplated in respect of the Arrangement, including the anticipated date for the holding of the Meeting; the reasons for, and the anticipated benefits of, the Arrangement for the Company and its Shareholders; the Required Shareholder Approval and Court approval; the solicitation of proxies by the Company; the consequences to Shareholders if the Arrangement is not completed; the achievement of the CVR milestones and the payout of any additional amounts to holders of CVRs; and other information or statements that relate to future events or circumstances and which do not directly and exclusively relate to historical facts.

These Forward-Looking Statements express, as of the date of this press release, the estimates, predictions, projections, expectations, or opinions of the Company about future events or results, as well as other assumptions, both general and specific, that the Company believes are appropriate in the circumstances, including but not limited to assumptions as to the ability of the parties to receive, in a timely manner and on satisfactory terms, the Required Shareholder Approval and Court approval; the ability of the parties to satisfy, in a timely manner, the other conditions to the closing and the completion of the Arrangement; and other expectations and assumptions concerning the steps required to give effect to the Arrangement. Although the Company believes that the expectations produced by these Forward-Looking Statements are founded on valid and reasonable bases and assumptions, these Forward-Looking Statements are inherently subject to important risks and uncertainties, many of which are beyond the Company’s control, such that actual results may differ significantly from those that are disclosed in or implied by such Forward-Looking Statements. The important risks and uncertainties that may cause the actual results and future events to differ significantly from the expectations currently expressed include, but are not limited to: the possibility that the Arrangement will not be completed on the same terms and conditions, or on the timing, currently contemplated, and that it may not be completed at all, due to a failure to obtain or satisfy, in a timely manner or otherwise, the Required Shareholder Approval and Court approval and other conditions to the closing of the Arrangement or for other reasons; the Purchaser’s ability to complete its anticipated debt financing relating to the Arrangement; the failure by the Company to achieve any milestones relating to the CVRs; the uncertainty surrounding the Arrangement could adversely affect the Company’s retention of customers, business partners and key employees; the potential for a third party to make an acquisition proposal; risks related to tax matters; other risks inherent to the business carried out by the Company and factors beyond its control which could have a material adverse effect on the Company or its ability to complete the Arrangement; and general economic conditions, including the potential impact of tariffs.

For additional risks and uncertainties about the Company’s business, please see the “Financial Risk Management” and “Risk Factors” sections of the Company’s 2024 annual management and discussion analysis, which is available under the Company’s issuer profile on SEDAR+ at www.sedarplus.ca, and the section “Risk Factors” under the heading “Key Information” of the Company’s Form 20-F, which is available under the Company’s issuer profile on EDGAR at https://www.sec.gov/edgar/search. Readers should carefully consider the matters set forth in the section entitled “Risk Factors.” Readers are cautioned that the foregoing list of factors is not exhaustive and undue reliance should not be placed on Forward-Looking Statements. As a result, readers are advised that actual results may differ materially from expected results. Unless otherwise required by applicable securities laws, the Company expressly disclaims any intention, and assumes no obligation to update or revise any Forward-Looking Statements whether as a result of new information, future events or otherwise.

For further information, please contact:

Theratechnologies Inc.

Investor inquiries:

Philippe Dubuc

Senior Vice President and Chief Financial Officer

pdubuc@theratech.com

438-315-6608

Media inquiries:

Julie Schneiderman

Senior Director, Communications & Corporate Affairs

communications@theratech.com

514-336-7800

Future Pak

Investors and media may contact media@futurepak.com.